Registration No.  333-94883
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 402

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 25, 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


              New e-conomy Portfolio, Qualified 2000 Series
             Pharmaceutical Portfolio, Qualified 2000 Series
               Technology Portfolio, Qualified 2000 Series
                                 FT 402

FT 402 is a series of a unit investment trust, the FT Series. Each of the three portfolios listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 402 consisting of a portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide an above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                             1-800-621-9533


             The date of this prospectus is January 25, 2000

                     Table of Contents

Summary of Essential Information                            3
Fee Table                                                   4
Report of Independent Auditors                              5
Statements of Net Assets                                    6
Schedules of Investments                                    7
The FT Series                                              11
Portfolios                                                 12
Risk Factors                                               14
Public Offering                                            16
Distribution of Units                                      17
The Sponsor's Profits                                      17
The Secondary Market                                       18
How We Purchase Units                                      18
Expenses and Charges                                       18
Tax Status                                                 19
Rights of Unit Holders                                     19
Income and Capital Distributions                           19
Redeeming Your Units                                       20
Investing in a New Trust                                   20
Removing Securities from a Trust                           21
Amending or Terminating the Indenture                      22
Information on the Sponsor, Trustee,
  Shareholder Servicing Agent and Evaluator                22
Other Information                                          24

                      Summary of Essential Information

                                 FT 402


                    At the Opening of Business on the
                Initial Date of Deposit-January 25, 2000


                    Sponsor:   Nike Securities L.P.
                    Trustee:   The Chase Manhattan Bank
Shareholder Servicing Agent:   BISYS Fund Services Ohio, Inc.
                  Evaluator:   First Trust Advisors L.P.

                                                                  New e-conomy         Pharmaceutical       Technology
                                                                  Portfolio,           Portfolio,           Portfolio,
                                                                  Qualified            Qualified            Qualified
                                                                  2000 Series          2000 Series          2000 Series
                                                                  ____________         ____________         ____________
Initial Number of Units (1)                                           14,454               14,574               14,532
Fractional Undivided Interest in the Trust per Unit (1)             1/14,454             1/14,574             1/14,532
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2) $   10.000           $   10.000           $   10.000
   Maximum Sales Charge of 1.35% of the Public Offering
     Price per Unit (1.35% of the net amount invested) (3)        $     .135           $     .135           $     .135
   Less Deferred Sales Charge per Unit                            $    (.135)          $    (.135)          $    (.135)
   Public Offering Price per Unit (4)                             $   10.000           $   10.000           $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                   $   10.000           $   10.000           $   10.000
Redemption Price per Unit (based on aggregate underlying
    value of Securities) (5)                                      $   10.000           $   10.000           $   10.000
CUSIP Number                                                      30265H 521           30265H 539           30265H 547
Security Code                                                          58090                58091                58092

First Settlement Date                                 January 26, 2000
Mandatory Termination Date (6)                        January 25, 2001

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trusts. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists entirely of a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

                             Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information allows you to compare fees, assuming that when each Trust terminates, the principal amount and distributions are rolled over into a New Trust, and you pay only the deferred sales charge.

                                                      New e-conomy              Pharmaceutical           Technology
                                                      Portfolio                 Portfolio                Portfolio
                                                      Qualified                 Qualified                Qualified
                                                      2000 Series               2000 Series              2000 Series
                                                      ___________________       _____________________    ______________________
                                                                  Amount                    Amount                   Amount
                                                                  per Unit                  per Unit                 per Unit
                                                                  ________                  ________                 ________

Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase              0.00%(a)    $ .000        0.00%(a)    $ .000       0.00%(a)    $ .000
Deferred sales charge                                 1.35%(b)      .135        1.35%(b)      .135       1.35%(b)      .135
                                                      _____       ______        _____       _____        _____       ______
Maximum sales charge                                  1.35%       $ .135        1.35%       $ .135       1.35%       $ .135
                                                      =====       ======        =====       ======       =====       ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                          .0165%(c)   $.0165        .165%(c)    $.0165       .165%(c)    $.0165
                                                      =====       ======        =====       ======       =====       =====


Estimated Annual Trust Operating Expenses (d)
   (as a percentage of average net assets)

Portfolio supervision, bookkeeping, administrative
  and evaluation fees                                 .079%       $.0080        .079%       $.0080       .079%       $.0080
Trustee's fee, Shareholder Servicing Agent's fee
  and other operating expenses                        .152%(e)     .0154        .152%(e)     .0154       .152%(e)     .0154
                                                      _____       ______        _____       ______       _____       ______
  Total                                               .231%       $.0234        .231%       $.0234       .231%       $.0234
                                                      =====       ======        =====       ======       =====       ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                       1 Year     3 Years    5 Years   10 Years
                                                       ______     _______    _______   ________
New e-conomy Portfolio, Qualified 2000 Series          $175       $541       $932      $2,025
Pharmaceutical Portfolio, Qualified 2000 Series         175        541        932       2,025
Technology Portfolio, Qualified 2000 Series             175        541        932       2,025

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

________________

(a) There is no initial sales charge on Trust Units.

(b) The deferred sales charge for each Trust is a fixed dollar amount equal to $.01125 per Unit per month which will be deducted each month over the life of a Trust. If you buy Units of a Trust at a price less than the Public Offering Price per Unit set forth in "Summary of Essential Information," the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, you will only be assessed the amount of any remaining deferred sales charge payments.

(c) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) The Sponsor will bear annual Trust Operating Expenses in excess of the amounts set forth above (if applicable) for each Trust.

(e) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                     Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 402


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 402, comprised of New e-conomy Portfolio, Qualified 2000 Series; Pharmaceutical Portfolio, Qualified 2000 Series; and Technology Portfolio, Qualified 2000 Series, as of the opening of business on January 25, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on January 25, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 402, comprised of New e-conomy Portfolio, Qualified 2000 Series; Pharmaceutical Portfolio, Qualified 2000 Series; and Technology Portfolio, Qualified 2000 Series, at the opening of business on January 25, 2000 in conformity with accounting principles generally accepted in the United States.


                               ERNST & YOUNG LLP


Chicago, Illinois
January 25, 2000

                          Statements of Net Assets

                                 FT 402


                    At the Opening of Business on the
                Initial Date of Deposit-January 25, 2000


                                                                New e-conomy          Pharmaceutical       Technology
                                                                Portfolio, Qualified  Portfolio, Qualified Portfolio, Qualified
                                                                2000 Series           2000 Series          2000 Series
                                                                ____________          ____________         ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                $144,540             $145,744            $145,319
Less liability for reimbursement to Sponsor
   for organization costs (3)                                       (238)                (240)               (240)
                                                                ________             ________            ________
Net assets                                                      $144,302             $145,504            $145,079
                                                                ========             ========            ========
Units outstanding                                                 14,454               14,574              14,532

ANALYSIS OF NET ASSETS
Cost to investors (4)                                           $144,540             $145,744            $145,319
Less sales charge (4)                                                 (0)                  (0)                 (0)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                       (238)                (240)               (240)
                                                                ________             ________            ________
Net assets                                                      $144,302             $145,504            $145,079
                                                                ========             ========            ========

__________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $600,000 will be allocated among each of the three Trusts in FT 402, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0165 per Unit for each Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) No initial sales charge will be assessed on Trust Units. A deferred sales charge aggregating $.135 per Unit for each Trust, which will be paid to us in twelve equal monthly installments beginning on February 18, 2000 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through January 19, 2001, will be assessed on Trust Units outstanding on each installment payment date. If you redeem Units you will not have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

                          Schedule of Investments

              New e-conomy Portfolio, Qualified 2000 Series
                                 FT 402


                    At the Opening of Business on the
                Initial Date of Deposit-January 25, 2000


                                                                                      Percentage
Number                                                                                of Aggregate  Market      Cost of
of         Ticker Symbol and                                                          Offering      Value per   Securities to
Shares     Name of Issuer of Securities (1)                                           Price         Share       the Trust (2)
______     _______________________________________                                    ___________   ________    _____________
           Bandwidth
           _________
116        T           AT&T Corp.                                                       4%          $ 50.500    $  5,858
 53        CSCO        Cisco Systems, Inc.                                              4%           109.063       5,780
109        LU          Lucent Technologies Inc.                                         4%            53.063       5,784
143        WCOM        MCI WorldCom, Inc.                                               4%            40.813       5,836
 85        TLAB        Tellabs, Inc.                                                    4%            69.063       5,870

           e-Business
           __________
 32        ARBA        Ariba, Inc.                                                      4%          182.375        5,836
 36        BVSN        BroadVision, Inc.                                                4%          149.000        5,364
 29        CMRC        Commerce One, Inc.                                               4%          199.688        5,791
 45        EXDS        Exodus Communications, Inc.                                      4%          128.938        5,802
 40        ICGE        Internet Capital Group, Inc.                                     4%          143.500        5,740

           e-Infrastructure
           ________________
143        DELL        Dell Computer Corporation                                        4%           41.563        5,944
 51        EMC         EMC Corporation                                                  4%          113.750        5,801
 60        INTC        Intel Corporation                                                4%           98.813        5,929
105        ORCL        Oracle Corporation                                               4%           54.188        5,690
 72        SUNW        Sun Microsystems, Inc.                                           4%           79.125        5,697

           Internet
           ________
 96        AOL         America Online, Inc.                                             4%           61.938        5,946
 53        CMGI        CMGI Inc.                                                        4%          110.625        5,863
 76        LCOS        Lycos, Inc.                                                      4%           72.813        5,534
 58        MSFT        Microsoft Corporation                                            4%          101.250        5,872
 18        YHOO        Yahoo! Inc.                                                      4%          325.250        5,855

           Wireless
           ________
 86        ERICY       L.M. Ericsson AB (ADR)                                           4%          67.750         5,827
 41        MOT         Motorola, Inc.                                                   4%         139.438         5,717
 32        NOK         Nokia Oy (ADR)                                                   4%         177.125         5,668
 40        QCOM        QUALCOMM Incorporated                                            4%         140.063         5,603
108        VOD         Vodafone AirTouch Plc (ADR)                                      4%          54.938         5,933
                                                                                     _____                      ________
                            Total Investments                                         100%                      $144,540
                                                                                     =====                      ========
___________

See "Notes to Schedules of Investments" on page 9.

                         Schedule of Investments

             Pharmaceutical Portfolio, Qualified 2000 Series
                                 FT 402


                    At the Opening of Business on the
                Initial Date of Deposit-January 25, 2000


                                                                                      Percentage
Number                                                                                of Aggregate  Market        Cost of
of         Ticker Symbol and                                                          Offering      Value per     Securities to
Shares     Name of Issuer of Securities (1)                                           Price         Share         the Trust (2)
______     _______________________________________                                    ___________   ________      _____________
249        ABT         Abbott Laboratories                                              5%          $ 30.000      $  7,470
106        AMGN        Amgen Inc.                                                       5%            69.250         7,340
 83        BGEN        Biogen, Inc.                                                     5%            85.188         7,071
127        BMY         Bristol-Myers Squibb Company                                     5%            58.688         7,453
167        CHIR        Chiron Corporation                                               5%            41.375         6,910
266        ELN         Elan Corporation Plc (ADR)                                       5%            27.125         7,215
151        GENZ        Genzyme Corporation (General Division)                           5%            47.813         7,220
144        GLX         Glaxo Wellcome Plc (ADR) (3)                                     5%            52.125         7,506
 52        IDPH        IDEC Pharmaceuticals Corporation                                 5%           137.313         7,140
 60        IMNX        Immunex Corporation                                              5%           110.063         6,604
 87        JNJ         Johnson & Johnson                                                5%            83.688         7,281
121        LLY         Eli Lilly and Company                                            5%            62.125         7,517
 44        MEDI        MedImmune, Inc.                                                  5%           163.000         7,172
107        MRK         Merck & Co., Inc.                                                5%            70.250         7,517
106        NVTSY       Novartis AG (ADR)                                                5%            68.030         7,211
216        PFE         Pfizer Inc.                                                      5%            34.313         7,412
 64        ROHHY       Roche Holdings AG (ADR)                                          5%           114.000         7,296
188        SGP         Schering-Plough Corporation                                      5%            39.625         7,449
127        SBH         SmithKline Beecham Plc (ADR) (3)                                 5%            58.938         7,485
 85        WLA         Warner-Lambert Company (4)                                       5%            87.938         7,475
                                                                                     _____                        ________
                            Total Investments                                         100%                        $145,744
                                                                                     =====                        ========

___________

See "Notes to Schedules of Investments" on page 9.

                          Schedule of Investments

               Technology Portfolio, Qualified 2000 Series
                                 FT 402


At the Opening of Business on the Initial Date of Deposit-January 25, 2000


                                                                                      Percentage
Number                                                                                of Aggregate  Market      Cost of
of         Ticker Symbol and                                                          Offering      Value per   Securities to
Shares     Name of Issuer of Securities (1)                                           Price         Share       the Trust (2)
______     _____________________________                                              ___________   ________    ___________
           Computer & Peripherals
           _____________________
144        DELL        Dell Computer Corporation                                        4%          $ 41.563    $  5,985
 51        EMC         EMC Corporation                                                  4%           113.750       5,801
 98        GTW         Gateway Inc.                                                     4%            59.875       5,868
 53        HWP         Hewlett-Packard Company                                          4%           114.000       6,042
 76        SLR         Solectron Corporation                                            4%            77.125       5,861
 72        SUNW        Sun Microsystems, Inc.                                           4%            79.125       5,697

           Computer Software & Services
           ____________________________
131        BMCS        BMC Software, Inc.                                               4%            44.563       5,838
 22        CHKP        Check Point Software Technologies Ltd. (5)                       4%           255.625       5,624
228        CPWR        Compuware Corporation                                            4%            26.500       6,042
209        LGTO        Legato Systems, Inc.                                             4%            28.375       5,930
 58        MSFT        Microsoft Corporation                                            4%           101.250       5,873
105        ORCL        Oracle Corporation                                               4%            54.188       5,690


           Data Networking/Communications Equipment
           ________________________________________
 83        ADCT        ADC Telecommunications, Inc.                                     4%            68.750       5,706
 53        CSCO        Cisco Systems, Inc.                                              4%           109.063       5,780
109        LU          Lucent Technologies Inc.                                         4%            53.063       5,784
 32        NOK         Nokia Oy (ADR)                                                   4%           177.125       5,668
 85        TLAB        Tellabs, Inc.                                                    4%            69.063       5,870

           Semiconductor Equipment
           _______________________
 42        AMAT        Applied Materials, Inc.                                          4%           140.500       5,901
110        NVLS        Novellus Systems, Inc.                                           4%            51.125       5,624

           Semiconductors
           ______________
 85        ALTR        Altera Corporation                                               4%            69.563       5,913
 60        INTC        Intel Corporation                                                4%            98.813       5,929
121        MXIM        Maxim Integrated Products, Inc.                                  4%            49.625       6,005
 34        QLGC        QLogic Corporation                                               4%           163.000       5,542
 52        TXN         Texas Instruments Incorporated                                   4%           110.000       5,720
116        VTSS        Vitesse Semiconductor Corporation                                4%            48.500       5,626
                                                                                     _____                      ________
                            Total Investments                                         100%                      $145,319
                                                                                     =====                      ========
___________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on January 24, 2000. Each Trust has a Mandatory Termination Date of January 25, 2001.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation

Page 9

Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                        Cost of Securities  Profit
                                                        to Sponsor          (Loss)
                                                        ___________         ______
New e-conomy Portfolio, Qualified 2000 Series           $144,579            $ (39)
Pharmaceutical Portfolio, Qualified 2000 Series          146,062             (318)
Technology Portfolio, Qualified 2000 Series              145,428             (109)

(3) Glaxo Wellcome Plc ("Glaxo") has announced plans to merge with SmithKline Beecham Plc ("SmithKline") to create a new company to be called Glaxo SmithKline Plc ("Glaxo SmithKline"). As per the terms of the merger agreement, each shareholder of Glaxo will receive 1 American Depositary Receipt ("ADR") of Glaxo SmithKline for each ADR of Glaxo held; and each shareholder of SmithKline will receive approximately
1.138 ADRs of Glaxo SmithKline for each ADR of SmithKline held. As a result of this expected transaction, it is anticipated that the Pharmaceutical Portfolio will receive ADRs of Glaxo SmithKline in exchange for the ADRs of both Glaxo and SmithKline which it holds. The transaction is subject to the approval of shareholders of each company and various regulatory authorities.

(4) American Home Products Corporation ("American Home") has announced plans to merge with Warner-Lambert Company ("Warner-Lambert") to create a new company to be called AmericanWarner Inc. ("AmericanWarner"). As per the terms of the merger agreement, each shareholder of Warner-Lambert will receive 1.4919 shares of AmericanWarner for each share of Warner-Lambert held. As a result of this expected transaction, it is anticipated that the Pharmaceutical Portfolio will receive shares of common stock of AmericanWarner in exchange for the shares of Warner-Lambert which it holds. The transaction is subject to the approval of shareholders of each company and various regulatory authorities.

(5) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of a unit investment trust which we have named the FT Series. We designate each of these series of the FT Series with a different series number. Each of the following is a separate portfolio, or series, of FT 402:

- New e-conomy Portfolio, Qualified 2000 Series
- Pharmaceutical Portfolio, Qualified 2000 Series
- Technology Portfolio, Qualified 2000 Series

Units of the Trusts are only available to employee benefit plans established pursuant to Sections 401(a) or 457 of the Internal Revenue Code of 1986, as amended ("Eligible Plans"). Eligible Plans will invest in Units of the Trusts in accordance with allocation instructions received from employees pursuant to their respective terms. Accordingly, the interests of an employee in the Units of a Trust is subject to the terms of their respective Eligible Plan and the terms on which Units of the Trusts are offered as an investment alternative under such Eligible Plan. As used herein, Unit holder shall refer to an Eligible Plan.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

The Trusts will terminate on the Mandatory Termination Date set forth in "Summary of Essential Information." Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee, BISYS Fund Services Ohio, Inc. as Shareholder Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgement of the Sponsor's research analysts. Because the Trusts' lives are short (approximately one year), we cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

New e-conomy Portfolio, Qualified 2000 Series consists of a portfolio of common stocks of companies that bring products and services to the new technology-driven economy.

The new economy is about change: change at a dizzying pace. Most of the focus has been on those acting on the changes. They are hoping to take advantage of new markets and technologies to run their businesses more efficiently and to reach consumers and each other in ways never before possible.

In the New e-conomy Portfolio, we are interested in the companies who are the agents of change; those companies that are enacting change as opposed to reacting to change. The portfolio focuses on companies involved in business-to-business e-commerce, bandwidth technologies, the Internet, the Internet's infrastructure and wireless technology. In our opinion, it is these companies that are helping to redefine the new economy.

Business. The Internet has established an entirely new method of transacting business. It has few barriers to entry beyond that of a personal computer, and is very cost-efficient. We believe that corporations around the world could potentially experience significant cost savings from e-commerce over the next several years. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

The Consumer. One of the real advantages of the new economy is that the consumer also benefits. It has been reported that technology has been credited with reducing the rate of inflation in the United States by 0.7% in each of the past two years. Unlike previous economic expansions, the new economy has shown that it is possible to have sustained growth without higher inflation. In the new economy, if inflation can be restrained, there is a greater chance of boosting consumption across the globe.

Convergence. It's the quintessential new economy idea: translate everything from Seinfeld to your child's homework into the digitized 1s and 0s of computer language, then make it all available anywhere in the world via the Internet. Big dollars are already being wagered on the prospect of phone, TV and PC convergence. The idea that three of the most powerful devices of the last century can be merged into a single seamless information system is a vision which could have profound ramifications on the corporate media landscape in the not-too-distant future.

Consider the following factors:

- The Internet economy, though still in its formative stages, generated approximately $300 billion in revenue in the United States in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated approximately $350 and $270 billion of revenue respectively over the same period.

- A new computer is added to the Internet approximately every four seconds.

- Approximately 1.5 million Web pages are being created every day.

- The World Wide Web doubles in size roughly every eight months.

- Approximately half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000.

- Approximately 110 million U.S. adults are connected to the Internet. In addition, 28 million offices are connected, an increase of approximately 76% over early 1998.

Pharmaceutical Portfolio, Qualified 2000 Series consists of a portfolio of common stocks of pharmaceutical companies. The pharmaceutical industry generated over $300 billion in sales worldwide in 1998, nearly $125 billion of which was made by U.S. drugmakers. The industry is highly competitive and extremely capital intensive. Drugmakers spend in excess of $21 billion annually on researching and developing new products. The amount of capital invested in research and development ("R&D") has nearly doubled every five years since 1970.

There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Currently, it is estimated that 70% of Americans over the age of 65 suffer from cardiovascular disease. It is believed that as average life expectancies increase, the number of people at risk for disease will increase.

The following factors support our positive outlook for the pharmaceutical industry:

- Numerous pharmaceutical scientists are currently researching over 1,000 new medicines. Pharmaceutical companies have generated more than 100 new treatments in the last two years.

- Pharmaceutical companies have staffed up their sales forces to increase market shares. The top 40 drugmakers currently employ approximately 59,000 representatives in the United States, up from 34,000 in 1994.

- Foreign demand for pharmaceuticals is growing, especially in emerging countries. U.S. drug companies sold an estimated $43 billion abroad in 1998, approximately 54% of total U.S. sales.

- Managed care providers, especially HMOs, encourage the use of pharmaceuticals because they are regarded as a relatively inexpensive form of treatment and are less invasive.

- Research-based pharmaceutical companies continue to invest record-setting amounts on research and development. Spending is expected to increase by 14.1% in 1999 to a new record level of $24.03 billion.

The Food & Drug Administration. In 1997, the Food and Drug
Administration (FDA) relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. The FDA, which now has a faster review process in place, is creating a business environment that could make it quicker and more economical for some drugmakers to bring new products to market.

Ad Spending Is On The Rise. Direct-To-Consumer (DTC) advertising totaled $1.3 billion in 1998. The amount spent on television ads featuring prescription drugs was $664 million, more than double the amount in 1997. Drugmakers are promoting their products to the public through all of the major media outlets including television, radio, magazines and newspapers. Advertising allows companies to educate the public about diseases and treatments as well as gather information that will help them target consumers in the future.

Demand Driven By Need. Pharmaceutical companies have initiated a number of cost-containment measures such as using the Internet to reduce administrative costs and forging alliances with biotechnology companies to share expertise and the costs associated with R&D. Ultimately, the demand for prescription and over-the-counter drugs is driven more by need than price. An aging population coupled with longer life expectancies should help support, if not boost, demand for drugs in the future.

Technology Portfolio, Qualified 2000 Series consists of a portfolio of common stocks of technology companies involved in the manufacturing, sales or servicing of computers and peripherals, computer software and services, data networking/communications equipment, semiconductor equipment and semiconductors. If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 200 million people are connected to the Web worldwide. The technology that makes it all possible is developed by computer, software, networking, communications and semiconductor companies. Now that the infrastructure is in place, the focus of technology is shifting to e-commerce.

E-commerce can be divided into two main categories: business-to-consumer and business-to-business. Business-to-business online revenues totaled $43 billion in 1998, while business-to-consumer revenues were estimated to be in the area of $13 billion.

The following factors support our positive outlook for the technology industry:

- Approximately half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000.

-  Approximately 110 million U.S. adults are connected to the Internet.

In addition, 28 million offices are connected, an increase of 76% over early 1998.

- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, data traffic is expected to surpass voice communications in the years ahead.

- Semiconductor sales, tempered in recent years by economic weakness in Asia, are expected to rebound and experience strong growth in 2000 and 2001.

- The expanding use of e-commerce is expected to result in significant cost savings in business-to-consumer transactions.

- Using the Internet to improve forecasting and replenishment of products, companies should be able to reduce inventory costs as suppliers are linked by just-in-time inventory systems.

- E-commerce should dramatically reduce the amount of time it takes to process orders. In addition, customer service costs should be reduced through the use of a Web customer service interface to decrease errors.

Software Solutions. E-commerce is creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories and perform transaction management.

Data Networking. The value of information lies in its application. Computer networks connect computers and peripheral equipment so that information can be shared. As e-commerce evolves, the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Higher Productivity. Technology has played an integral part in the economic prosperity enjoyed by the United States during the 1990s. It has helped increase productivity and curb inflation. The Internet should continue to fuel technological innovation for years to come as businesses of all sizes go online to increase distributions and boost efficiency. The Trust invests in companies that have the potential to benefit from the future growth in e-commerce.

You should be aware that predictions stated herein for a particular industry may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry as a whole and the performance of each Trust is expected to differ from that of its comparative industry. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors


Price Volatility. The Trusts invest in common stocks of U.S. and for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.


Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


e-Commerce Industry. Because more than 25% of The New e-conomy Portfolio is invested in companies involved with business-to-business online selling, including companies who are marketing goods and services or transacting business online, it is considered to be concentrated in the e-Commerce industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks for these companies include the state of the worldwide economy, intense global competition, and rapid obsolescence of the utilized technologies and their related systems, products and services. While business-to-business e-commerce is evolving rapidly, future demand for individual products and services is impossible to predict.

E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, limited trading histories and fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers. For additional information regarding the risks associated with the New e-conomy Portfolio, see "Risk Factors-Technology Industry."

Pharmaceutical Industry. The Pharmaceutical Portfolio is considered to be concentrated in companies involved in drug development and production. Pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Technology Industry. Both the New e-conomy Portfolio and the Technology Portfolio are considered to be concentrated in Securities issued by companies which are involved in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories. For additional information regarding more specific risks associated with the New e-conomy Portfolio, see "Risk Factors-e-Commerce Industry."

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.


Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for the Year 2000 Problem will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater difficulties than other issuers.


Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which consists solely of a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until the business day following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Sales Charges.


The maximum sales charge is entirely deferred. The deferred sales charge for each Trust is a fixed dollar amount equal to approximately $.01125 per Unit per month and will be deducted from a Trust's assets on approximately the twentieth day of each month over the life of a Trust. If you purchase Units after the initial deferred sales charge payment, you will only be subject to any remaining deferred sales charge payments. At the Public Offering Price per Unit for each Trust set forth in "Summary of Essential Information," the maximum sales charge equals 1.35% of the Public Offering Price. The maximum sales charge will vary from 1.35% with changes in the Public Offering Price but in no case will it exceed 2.0% of the Public Offering Price (equivalent to 2.0% of the net amount invested, exclusive of the deferred sales charge).


The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.


Dealers and others can purchase Units at prices which represent a concession or agency commission of up to $.06 per Unit.


We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems, Units from brokers, dealers or other selling agents while a market is being maintained for such Units, such entities agree to immediately repay to us any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit for each Trust as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and costs to transfer and record the ownership of Units, if any. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE SHAREHOLDER SERVICING AGENT.

                  How We Purchase Units

The Shareholder Servicing Agent will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Shareholder Servicing Agent or Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of a Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period for our fees and First Trust Advisors' fees, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. The fees payable to the Shareholder Servicing Agent are assessed on a per Trust basis. Each of these fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

In addition to a Trust's operating expenses, and the fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on a Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges. Any compensation or other consideration we or our affiliates receive on Units held in Eligible Plans offered to employees of ours or our affiliates will be remitted to such Eligible Plans to the extent the receipt of such compensation or other consideration by us or our affiliates is not permitted by ERISA.

                       Tax Status

Each Trust is not an association taxable as a corporation for federal income tax purposes. Because the Eligible Plans are exempt from tax under Sections 501(a) or 457 of the Code, while Units are held by Eligible Plans, neither such Eligible Plans nor any participating employee will be taxed on income from a Trust.

Under the existing income tax laws of the State and City of New York, the Trusts are not associations taxable as corporations.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat the Shareholder Servicing Agent as sole Record Owner of Units on its books. The Shareholder Servicing Agent will keep a record of all individual Unit holders on its books. It is your responsibility to notify the Shareholder Servicing Agent when you become Record Owner. All Units will be held in uncertificated (book-entry) form.

The Shareholder Servicing Agent will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Shareholder Servicing Agent will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Unit Holder Reports.

In connection with each distribution, the Shareholder Servicing Agent will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Shareholder Servicing Agent will provide Eligible Plans with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Shareholder Servicing Agent copies of the evaluations of the Securities as prepared by the Evaluator.

            Income and Capital Distributions

You are eligible to receive distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account as part of the final liquidation distribution in the case of Rollover Unit holders and others. The Trustee will also distribute amounts in the Capital Account as part of the final liquidation distribution in the case of Rollover Unit holders and others. No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. For purposes of distributions, the Record Date shall be the Mandatory Termination Date and Unit holders on the Record Date shall receive distributions as part of the final liquidation distribution (the "Distribution Date").

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell

Securities to meet the shortfall.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

                  Redeeming Your Units

Each Eligible Plan may redeem all or a portion of its Units at any time by sending a request for redemption to the Shareholder Servicing Agent, who will forward such information to the Trustee. The redemption request must be properly endorsed with proper instruments of transfer and signature guaranteed by an eligible institution. No redemption fee will be charged, but you are responsible for any governmental charges that apply. One business day after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Shareholder Servicing Agent receives your redemption request (if such day is a day the NYSE is open for trading). However, if your redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust.

The Trustee may sell Securities of a Trust to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same criteria we used to select the portfolio for the Trusts to the New Trusts.

If your Eligible Plan assets are invested in Units of a Trust on the Mandatory Termination Date set forth under "Summary of Essential Information" (a "Rollover Unit holder"), the Trustee, acting in its capacity as Distribution Agent, will redeem such Units and reinvest the proceeds into a New Trust, provided such New Trust is offered and Units are available. If you no longer wish to have your Eligible Plan assets invested in a Trust you can change your Eligible Plan allocation instructions at any time as permitted by your Eligible Plan. As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Distribution Agent on the Mandatory Termination Date. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not be charged any additional sales charge due to the Special Redemption and Liquidation Period. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date. A Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.


Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your Units. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, we will not refund any sales charge if a Trust is terminated before the Mandatory Termination Date for any other stated reason. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.


Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee, Shareholder
              Servicing Agent and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The Shareholder Servicing Agent.

The Shareholder Servicing Agent is BISYS Fund Services Ohio, Inc. with its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219. If you have questions regarding the Trusts, you may call the Shareholder Servicing Agent at (800) 266-5240. The Shareholder Servicing Agent has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor, Shareholder Servicing Agent and
Trustee.

Neither we, the Shareholder Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Shareholder Servicing Agent's and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, Shareholder Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, Shareholder Servicing Agent or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 25


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Page 26


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Page 27


                    FIRST TRUST (registered trademark)

              New e-conomy Portfolio, Qualified 2000 Series
             Pharmaceutical Portfolio, Qualified 2000 Series
               Technology Portfolio, Qualified 2000 Series
                                 FT 402

                                Sponsor:

                        Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

 Shareholder Servicing Agent:                 Trustee:
BISYS Fund Services Ohio, Inc.        The Chase Manhattan Bank
       3435 Stelzer Road             4 New York Plaza, 6th floor
     Columbus, Ohio 43219           New York, New York 10004-2413
        1-800-266-5240                     1-800-682-7520
                                        24-Hour Pricing Line:
                                           1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-94883) and

- Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington
   D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the Commission at 1-202-942-
                                  8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            January 25, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 402 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 25, 2000. Capitalized terms have been defined in the prospectus.


                                    Table of Contents
Risk Factors
   Securities                                                                                1
   Dividends                                                                                 1
   Foreign Issuers                                                                           2
Litigation
   Microsoft Corporation                                                                     2
Concentrations
   Electronic Commerce Companies                                                             3
   Pharmaceutical Companies                                                                  3
   Technology Companies                                                                      4
Portfolios
   Equity Securities Selected for New e-conomy Portfolio, Qualified 2000 Series              5
   Equity Securities Selected for Pharmaceutical Portfolio, Qualified 2000 Series            6
   Equity Securities Selected for Technology Portfolio, Qualified 2000 Series                8

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities included in the Portfolios consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Portfolios, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.


Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.


On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Portfolios are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolios and on the ability of the Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.


Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.


Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Technology Portfolio will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of November 5, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations

Electronic Commerce Companies. An investment in Units of the New e-conomy Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. This portfolio consists of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

See "Technology" below, for additional information concerning the risks of companies engaged in the technology industry.

Pharmaceutical Companies. An investment in Units of the Pharmaceutical Portfolio should be made with an understanding of the problems and risks such an investment may entail.

Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Technology Companies. Certain Portfolios are considered to be concentrated in common stocks of technology companies. See "Risk
Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

  Equity Securities Selected for New e-conomy Portfolio, Qualified 2000
                                 Series

Bandwidth
_________


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance and Internet services.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.


e-Business
__________


Ariba, Inc., headquartered in Sunnyvale, California, provides intranet and Internet-based business-to-business electronic commerce solutions for operating resources. Operating resources include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.




BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Commerce One, Inc., headquartered in Walnut Creek, California, provides Web-based, enterprise procurement solutions that link buying and supplying organizations into real-time trading communities. The company's "Commerce Chain Solution" automates the entire indirect goods and services supply chain.



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Internet Capital Group, Inc., headquartered in Wayne, Pennsylvania, is an Internet holding company primarily engaged in business-to-business, or B2B, e-commerce through a network of partner companies.


e-Infrastructure
________________


Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Internet
________


America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.



Lycos, Inc., headquartered in Waltham, Massachusetts, owns and operates a free, global Internet navigation and community network which provides Web search and navigation, communications and personalization tools, home-page building and Web community services and a contemporary shopping center.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.


Wireless
________


L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


 Equity Securities Selected for Pharmaceutical Portfolio, Qualified 2000
                                 Series


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.



Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Glaxo Wellcome Plc (ADR), headquartered in London, England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.



IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.




Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. Through its subsidiaries, the company develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. Products are distributed throughout Europe, Asia, Latin America and the United States.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.



SmithKline Beecham Plc (ADR), headquartered in Middlesex, England, discovers, develops, makes and sells pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. The company also provides healthcare services, including disease management, clinical laboratory testing and pharmaceutical benefit management.

Warner-Lambert Company, headquartered in Morris Plains, New Jersey, makes consumer healthcare products including over-the-counter health products, shaving products and pet care products; confectionery products including chewing gums, breath mints and hard candies; and ethical pharmaceuticals, biologicals and empty gelatin capsules.


Equity Securities Selected for Technology Portfolio, Qualified 2000 Series

Computers & Peripherals
_______________________


Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Gateway Inc. (formerly Gateway 2000 Inc.), headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.


Computer Software & Services
____________________________


BMC Software, Inc., headquartered in Houston, Texas, provides high-performance systems management software products for mainframe and client/server based information systems. The company also sells and provides maintenance enhancement and support services for its products.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.



Legato Systems, Inc., headquartered in Palo Alto, California, develops, sells and supports network storage management software products for heterogeneous client/server computing environments and large-scale enterprises.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Data Networking/Communications Equipment
________________________________________


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.


Semiconductor Equipment
_______________________


Applied Materials, Inc., headquartered in San Diego, California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.


Semiconductors
______________


Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.



QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.



Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 402, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; and The First Trust Combined Series 272 for purposes of the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 402, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 25, 2000.

                              FT 402

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   January 25, 2000
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )  Attorney-in-Fact**
                                         )
                                         )

       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated January 25, 2000 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-94883) and related Prospectus of FT 402.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 25, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 402 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

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3.1      Opinion  of  counsel as to legality of securities  being
         registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

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